UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)

Huntsman Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

447011 10 7

(CUSIP Number)

James R. Moore, Esq., 500 Huntsman Way, Salt Lake City, Utah 84108, (801) 584-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Huntsman Family Holdings Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 14,129,412 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 14,129,412 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,129,412 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon M. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 576,580 shares of Common Stock

	8.	Shared Voting Power 33,434,312 shares of Common Stock

	9.	Sole Dispositive Power 576,580 shares of Common Stock

	10.	Shared Dispositive Power 33,434,312 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,010,892 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Statement on Schedule 13D, as amended as of the date hereof (this “Statement”), is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Huntsman Family Holdings Company LLC, a Utah limited liability company (“Huntsman Family Holdings”), and (ii) Jon M. Huntsman (“J. Huntsman”).  Huntsman Family Holdings and J. Huntsman are referred to collectively as the “Reporting Persons.”  In this Schedule 13D, the “Company” refers to Huntsman Corporation, a Delaware corporation, and “Shares” refers to shares of Common Stock, $0.01 par value per share, of the Company.

Except as amended and supplemented hereby, the amended and restated Schedule 13D (Amendment No. 12) filed by the Reporting Persons on December 21, 2011 (the “A&R Schedule 13D”) remains in full force and effect and should be read together with this Statement. Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the A&R Schedule 13D.

This Statement is being filed to disclose that on April, 11, 2013, May 17, 2013, May 20, 2013, May 21, 2013, May 22, 2013, May 23, 2013, May 24, 2013 and May 28, 2013, Huntsman Family Holdings sold an aggregate of 200,000; 17,870; 477,293; 457,606; 354,033; 445,742; 277,873; and 487,453 Shares, respectively, into the open market at the request of one of the members of Huntsman Family Holdings (other than J. Huntsman) (the “Member”), J. Huntsman and The Jon M. Huntsman Family Access Trust, dated October 31, 2012 (the “Irrevocable Trust”).  These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended, and are referred to in this Statement as the “Huntsman and Trust Sales.”  The Irrevocable Trust acquired beneficial ownership of 601,486 Shares through a gift by J. Huntsman on November 15, 2012.  J. Huntsman is neither a trustee nor a beneficiary of the Irrevocable Trust.  Proceeds from the sale of 200,000 Shares were distributed to the Member, proceeds from the sale of 1,916,384 Shares were distributed to J. Huntsman to be used by J. Huntsman to honor long standing charitable commitments, and proceeds from the sale of 601,486 Shares were distributed to the Irrevocable Trust.

In addition, this Statement is being filed to disclose that on May 29, 2013, May 30, 2013, May 31, 2013 and June 3, 2013, The Huntsman Foundation sold an aggregate of 293,315, 613,992, 1,344,093 and 248,600 Shares, respectively, into the open market.  These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended, and are referred to in this Statement as the “Huntsman Foundation Sales.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The second paragraph of Item 4 is hereby amended and restated with the following two paragraphs:

As described more fully in Item 3 of the A&R Schedule 13D, the Contribution was completed on June 25, 2007.  Following the Contribution, The Huntsman Foundation held 21,782,000 Shares.  On May 29, 2013, The Huntsman Foundation sold 293,315 Shares into the open market at a price per share ranging from $19.00 to $19.22, and a weighted average price per share of $19.0934. On May 30, 2013, The Huntsman Foundation sold 613,992 Shares into the open market at a price per share ranging from $19.03 to $19.35, and a weighted average price per share of $19.2428.  On May 31, 2013, The Huntsman Foundation sold 1,344,093 Shares into the open market at a price per share ranging from $19.05 to $19.86, and a weighted average price per share of $19.5862.  On June 3, 2013, The Huntsman Foundation sold 248,600 Shares into the open market at a price per share ranging from $19.00 to $19.60, and a weighted average price per share of $19.1353.  These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended.  Following The Huntsman Foundation Sales, The Huntsman Foundation holds 19,282,000 Shares.

On April 11, 2013, May 17, 2013, May 20, 2013, May 21, 2013, May 22, 2013, May 23, 2013, May 24, 2013 and May 28, 2013, Huntsman Family Holdings sold an aggregate of 2,717,870 Shares into the open market at the request of the Member, J. Huntsman and the Irrevocable Trust.   Proceeds from the sale of 200,000 Shares were distributed to the Member, proceeds from the sale of 1,916,384 Shares were distributed to J. Huntsman to be used by J. Huntsman to honor long standing charitable commitments, and proceeds from the sale of 601,486 Shares were distributed to the Irrevocable Trust.  Sales of the Shares were effectuated by Huntsman Family Holdings in the following manner:

Date of Sale	Number of Shares Sold	Weighted Average Price Per Share	Range of Price Per Share
April 11, 2013	200,000	$18.0253	$17.77 to $18.19
May 17, 2013	17,870	$19.3487	$19.32 to $19.37
May 20, 2013	477,293	$19.8365	$19.80 to $20.07
May 21, 2013	457,606	$19.8254	$19.75 to $19.96
May 22, 2013	354,033	$19.7086	$19.50 to $19.89
May 23, 2013	445,742	$19.1464	$19.00 to $19.33
May 24, 2013	277,873	$19.1008	$19.00 to $19.21
May 28, 2013	487,453	$19.1285	$19.00 to $19.60

These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended.

The last paragraph of Item 4 is hereby amended and restated with the following two paragraphs:

This Statement is filed jointly by the Reporting Persons. The Reporting Persons have entered into a revised Joint Filing Agreement dated as of June 6, 2013, a copy of which is included as an Exhibit to this Statement, pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement, has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and restated as follows:

(a)    Following the Huntsman and Trust Sales, Huntsman Family Holdings is the direct owner of 14,129,412 Shares, or approximately 5.9% of the 241,226,976 Shares outstanding as of June 3, 2013.

Following the Huntsman and Trust Sales, J. Huntsman may be deemed to be the beneficial owner of the 14,129,412 Shares (approximately 5.9% of the outstanding Shares) held by Huntsman Family Holdings, by virtue of owning a significant portion of the membership interests of Huntsman Family Holdings which ownership may enable J. Huntsman to influence the actions taken by Huntsman Family Holdings and the composition of the management of Huntsman Family Holdings.  In addition to the foregoing, J. Huntsman is the direct owner of 576,580 Shares (less than 1% of the outstanding Shares), including 249,373 shares of restricted Common Stock (less than 1% of the outstanding Shares), and  J. Huntsman may be deemed to be the beneficial owner of (i) 22,900 Shares (less than 1% of the outstanding Shares) held by the Karen H. Huntsman Inheritance Trust, by virtue of being the spouse of the trustee of such trust and (ii) following The Huntsman Foundation Sales, the remaining 19,282,000 Shares (approximately 8.0% of the outstanding Shares) which he contributed to The Huntsman Foundation in the Contribution, by virtue of having the right to appoint all trustees on the Board of Trustees of The Huntsman Foundation and the right to remove any such trustees with or without cause or for any reason. J. Huntsman expressly disclaims beneficial ownership of any Shares held by Huntsman Family Holdings, except to the extent of his percentage interest therein, and any Shares held by the Karen H. Huntsman Inheritance Trust or The Huntsman Foundation.

The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Shares owned by, or held for the benefit of, other parties.

(b)  Following the Huntsman and Trust Sales, Huntsman Family Holdings has shared voting and dispositive power with respect to the 14,129,412 Shares (approximately 5.9% of the 241,226,976 Shares outstanding as of June 3, 2013) held by it.

Following the Huntsman and Trust Sales, in addition to the shared voting power that J. Huntsman may hold with respect to the 14,129,412 Shares held by Huntsman Family Holdings by virtue of owning a significant portion of the membership interests of Huntsman Family Holdings which ownership may enable J. Huntsman to influence the actions taken by Huntsman Family Holdings and the composition of the management of Huntsman Family Holdings, J. Huntsman has sole voting and dispositive power with respect to 576,580 Shares (less than 1% of the outstanding Shares), which includes 249,373 shares of restricted Common Stock (less than 1% of the outstanding Shares), and J. Huntsman may also be deemed to have shared voting and dispositive power with respect to an additional (i) 22,900 Shares (less than 1% of the outstanding Shares) held by the Karen H. Huntsman Inheritance Trust, by virtue of being the spouse of the trustee of such trust and (ii) following The Huntsman Foundation Sales, the remaining 19,282,000 Shares (approximately 8.0% of the outstanding Shares) which he contributed to The Huntsman Foundation in the Contribution, by virtue of having the right to appoint all trustees on the Board of Trustees of The Huntsman Foundation and the right to remove any such trustees with or without cause or for any reason. J. Huntsman expressly disclaims beneficial ownership of any Shares held by Huntsman Family Holdings, except to the extent of his percentage interest therein, and any Shares held by the Karen H. Huntsman Inheritance Trust or The Huntsman Foundation.

        (c)   Except for the transactions reported in this Statement, the Reporting Persons did not engage in any transactions with respect to the Shares within the last 60 days.

        (d)   Not applicable

        (e)   Not applicable

Item 7. Material to be Filed as Exhibits

Item 7 is deleted in its entirety and restated as follows:

Exhibit 1	Joint Filing Agreement dated as of June 6, 2013 by and between Huntsman Family Holdings Company LLC and Jon M. Huntsman.

Exhibit 2 (*)

Registration Rights Agreement dated as of February 10, 2005, by and among the Company and the stockholders signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2005 (File No. 001-32427)).

Exhibit 3(*)

Form of Restricted Stock Agreement between J. Huntsman and Huntsman Corporation, effective for grants from February 6, 2008 to September 21, 2010 (incorporated by reference to Exhibit 10.37 to the annual report on Form 10-K of Huntsman Corporation filed on February 22, 2008 (File No. 001-32427)); and Form of Restricted Stock Agreement between J. Huntsman and Huntsman Corporation, effective for grants after September 21, 2010 (incorporated by reference to Exhibit 10.40 to the annual report on Form 10-K of Huntsman Corporation filed on February 17, 2011 (File No. 001-32427)).

Exhibit 24.1(*)	Power of Attorney for Huntsman Family Holdings Company LLC (filed with Amendment No. 8 to this Statement on September 24, 2009).

Exhibit 24.2(*)	Power of Attorney for Jon M. Huntsman (filed with Amendment No. 8 to this Statement on September 24, 2009).

(*)           Previously filed as an exhibit to the Statement.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 6, 2013	HUNTSMAN FAMILY HOLDINGS COMPANY LLC

	By:	/s/ Jon M. Huntsman
	Name:	Jon M. Huntsman
	Title:	President

/s/ Jon M. Huntsman
Jon M. Huntsman

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a Statement on Schedule 13D (including all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Huntsman Corporation and that this Agreement be included as an exhibit to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 6, 2013.

HUNTSMAN FAMILY HOLDINGS COMPANY LLC

By:	/s/ Jon M. Huntsman
Name:	Jon M. Huntsman
Title:	President

/s/ Jon M. Huntsman
Jon M. Huntsman